Exhibit 10.19
December 21, 2009
Mr. Hank Ratner
Madison Square Garden, Inc.
Two Pennsylvania Plaza
New York, NY 10022
Re: EMPLOYMENT AGREEMENT
Dear Mr. Ratner:
This letter, effective upon the “Effective Date” (as defined in Annex A hereof), will confirm the terms of your employment by Madison Square Garden, Inc. (the “Company”).
1.	Your title shall be President and Chief Executive Officer. You agree to devote your business time and attention to the business and affairs of the Company. Subject to such continuing rights as each party may have hereunder, either you or the Company may terminate your employment hereunder at any time.

2.	Notwithstanding the provisions of Paragraph 1, the Company acknowledges that, in addition to your services pursuant to this Agreement, you will simultaneously serve, and are expected to devote a portion of your business time and attention to serving, as Vice Chairman of Cablevision Systems Corporation (“Cablevision”). The Company understands that you are entering into an Employment Agreement with Cablevision contemporaneous with the execution of this Agreement and recognizes and agrees that your responsibilities to Cablevision will preclude you from devoting all of your time and attention to the Company’s affairs. In addition, as recognized in Article Eleventh of the Company’s Amended and Restated Certificate of Incorporation, there may be certain potential conflicts of interest and fiduciary duty issues associated with your dual roles at the Company and Cablevision. The Company recognizes and agrees that none of (i) your dual responsibilities at the Company and Cablevision, (ii) your inability to devote all of your time and attention to the Company’s affairs, (iii) the actual or potential conflicts of interest and fiduciary duty issues that are waived in the Article Eleventh of the Company’s Amended and Restated Certificate of Incorporation, or (iv) any actions taken, or omitted to be taken, by you in good faith to comply with your duties and responsibilities to the Company in light of your dual responsibilities to the Company and Cablevision, shall be deemed to be a breach by you of your obligations under this Agreement (including your obligations under Annex B) nor shall any of the foregoing constitute “Cause” as such term is defined in Annex A.

3.	Your annual base salary will be a minimum of $1,200,000, subject to annual review and potential increase by the Compensation Committee of the Board of Directors (the “Compensation Committee”) in its discretion. Your annual base salary shall not be reduced during the time of this Agreement.

4.	Your annual bonus will have a target of 200% of your annual base salary, and may range from 0% to 400% of your annual base salary, as the Compensation Committee shall determine in its discretion.

5.	You will be eligible to participate in all employee benefit and retirement plans of the Company at the level available to other members of senior management subject to meeting the relevant eligibility requirements and terms of the plans.

6.	You will be eligible to participate in the long-term cash or equity programs and arrangements of the Company at the level determined by the Compensation Committee, in its discretion, consistent with your role and responsibilities as President and Chief Executive Officer of the Company. In calendar year 2010, for example, you will be entitled to receive one or more long-term cash and/or equity awards with an aggregate target value of $5,400,000, all as determined by the Compensation Committee in its discretion. Although there is no guarantee, it is currently expected that long-term cash or equity awards of similar aggregate target values will be made to you annually. The Company agrees that neither the scheduled expiration of this Agreement nor your rights in connection therewith will have any effect on any determination by the Compensation Committee with respect to the amount, terms or form of any long-term incentive awards granted to you in the future.

7.	In addition to your eligibility for the above grant of equity and/or cash long-term incentives in 2010, you will also receive a one-time special award in stock options, stock appreciation rights, restricted stock and/or restricted stock units, in such form or forms as determined by the Compensation Committee, with an aggregate target value of $4,750,000, all as to be determined by the Compensation Committee in its discretion (the “Special Equity Award”). Such Special Equity Award will be made to you during 2010 and by no later than March 31, 2010 and is anticipated to be made on the same date as the Compensation Committee makes its regular grants to executives of 2010 long-term incentive awards. The Special Equity Award shall be subject to terms substantially similar to the terms contained in the agreements historically used by Cablevision for similar equity awards for its senior executives, except that the forfeiture restrictions for the equity awards shall expire on the third anniversary of the grant, provided, that any portion of the Special Equity Award in the form of restricted stock or restricted stock units will also be subject to the performance objectives set forth in Annex C.

8.	The Company will provide you with the use of a driver and a car appropriate to your status and responsibilities.

9.	If, prior to December 31, 2014 (the “Scheduled Expiration Date”), your employment with the Company is terminated (i) for any reason by you during the thirteenth calendar month following a “Change in Control” (as defined in Annex A) of the Company, (ii) by the Company, (iii) by you for “Good Reason” (as defined in Annex A), or (iv) by “Mutual Consent” (as defined in Annex A), and at the time of any such termination described above, Cause does not exist, then, subject to your execution and delivery (without revocation) to the Company of the Company’s then standard separation agreement (modified to reflect the terms of this Agreement) which agreement will include, without limitation, general releases by you as well as non-competition, non-solicitation, non-

disparagement, confidentiality and other provisions substantially similar to those set forth in Annex B (a “Separation Agreement”), the Company will provide you with the following benefits and rights:
(a)	A severance payment in an amount determined at the discretion of the Compensation Committee, but in no event less than two times the sum of your annual base salary and your annual target bonus in effect at the time your employment terminates and such payment shall be payable to you on the 90th day after the termination of your employment;

(b)	Each of your outstanding long-term cash performance awards granted under the plans of the Company shall immediately vest in full and shall be paid only if, when and to the same extent that other similarly situated executives receive payment for such awards as determined by the Compensation Committee (subject to the satisfaction of any applicable performance objectives);

(c)	Each of your outstanding long-term cash awards (including any deferred compensation awards under the long-term cash award program) that are not subject to performance criteria granted under the plans of the Company shall immediately vest in full and shall be payable to you on the 90th day after the termination of your employment;

(d)	(i) All of the time based restrictions on each of your outstanding restricted stock or restricted stock units granted to you under the plans of the Company shall immediately be eliminated, (ii) deliveries with respect to your restricted stock that are not subject to performance criteria shall be made immediately after the effective date of the Separation Agreement, (iii) payment and deliveries with respect to your restricted stock units that are not subject to performance criteria shall be made on the 90th day after the termination of your employment, and (iv) payments or deliveries with respect to your restricted stock and restricted stock units that are subject to performance criteria shall be made only if, when and to the same extent that other similarly situated executives receive payment or deliveries for such awards as determined by the Compensation Committee (subject to satisfaction of any applicable performance objectives);

(e)	Each of your outstanding stock options and stock appreciation awards under the plans of the Company shall immediately vest and become exercisable and you shall have the right to exercise each of those options and stock appreciation awards for the remainder of the term of such option or award; and

(f)	A pro rated annual bonus for the year in which such termination occurred (based on the number of full calendar months during which you were employed by the Company during the year) only if, when and to the same extent that other similarly situated executives receive payment of bonuses for such year (without adjustment for your individual performance) as determined by the Compensation Committee in its sole discretion (and subject to the satisfaction of any applicable performance objectives) and, if not previously paid, your annual bonus for the preceding year, if, when and to the same extent that other similarly situated executives receive payment of bonuses for such year (without adjustment for your individual performance) as determined by the Compensation Committee in its sole discretion (and subject to the satisfaction of any applicable performance objectives).
10.	If you die after a termination of your employment that is subject to Paragraph 9, your estate or beneficiaries will be provided with any remaining benefits and rights under Paragraph 9.

11.	If you cease to be an employee of the Company or any of its affiliates (other than Cablevision and its subsidiaries) prior to the Scheduled Expiration Date as a result of your death or physical or mental disability, you (or your estate or beneficiary) will be provided with the benefits and rights set forth immediately above in Paragraphs 9(b) through (f), and, in the event of your death, such longer period to exercise your then outstanding stock options and stock appreciation awards as may otherwise be permitted under the applicable Employee Stock Plan and award letter.

12.	If, after the Scheduled Expiration Date, your employment with the Company is terminated (i) for any reason by you during the thirteenth calendar month following a Change in Control of the Company, (ii) by the Company, (iii) by you for Good Reason, (iv) by you without Good Reason but only if you had provided the Company with at least six months advance written notice of your intent to so terminate your employment under this provision, or (v) as a result of your death or disability, and at the time of any such termination described above, Cause does not exist, then, subject to (except in the case of your death) your execution and delivery (without revocation) to the Company of a Separation Agreement, you or your estate or beneficiary, as the case may be, will be provided with the benefits and rights set forth above in Paragraphs 9(b) through (f).

13.	If, prior to or after the Scheduled Expiration Date, you cease to be employed by the Company for any reason other than your being terminated for Cause, you shall have three years to exercise outstanding stock options and stock appreciation awards, unless you are afforded a longer period for exercise pursuant to another provision of this Agreement or any applicable award letter, but in no event exercisable after the end of the applicable regularly scheduled term (except in the case of death, as may otherwise be permitted under the applicable Employee Stock Plan and award letter).

14.	Upon the termination of your employment with the Company, except as otherwise specifically provided in this Agreement, your rights to benefits and payments under the Company’s pension and welfare plans (other than severance benefits) and any outstanding long-term cash or equity awards shall be determined in accordance with the then current terms and provisions of such plans, agreements and awards under which such benefits and payments (including such long-term cash or equity awards) were granted.

15.	You and the Company agree to be bound by the additional covenants, acknowledgements and other provisions applicable to each that are set forth in Annex B, which shall be deemed to be part of this Agreement.

16.	The Company may withhold from any payment due hereunder any taxes that are required to be withheld under any law, rule or regulation.

17.	If any payment otherwise due to you hereunder would result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will instead pay you either (i) such amount or (ii) the maximum amount that could be paid to you without the imposition of the excise tax, depending on whichever amount results in your receiving the greater amount of after-tax proceeds. In the event that the payments and benefits payable to you would be reduced as provided in the previous sentence, then such reduction will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, such payments or benefits will be reduced in the inverse order of when the payments or benefits would have been made to you (i.e., later payments will be reduced first) until the reduction specified is achieved.

18.	To the extent you would otherwise be entitled to any payment that under this Agreement, or any plan or arrangement of the Company or its affiliates, constitutes “deferred compensation” subject to Section 409A and that if paid during the six months beginning on the date of termination of your employment would be subject to the Section 409A additional tax because you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), (i) the payment will not be made to you and instead will be made to a trust in compliance with Rev. Proc. 92-64 (the “Rabbi Trust”), and (ii) the payment, together with any earnings on it, will be paid to you on the earlier of the six-month anniversary of your “separation from service” as defined in Treas. Reg. § 1.409A-1(h) or your death; provided, however, that no payment will be made to the Rabbi Trust if it would be contrary to law or cause you to incur additional tax under Section 409A. Similarly, to the extent you would otherwise be entitled to any benefit (other than a payment) during the six months beginning on termination of your employment that would be subject to the Section 409A additional tax, the benefit will be delayed and will begin being provided (together, if applicable, with an adjustment to compensate you for the delay) on the earlier of the six-month anniversary of your separation from service or your death. Any such payments or benefit subject to Section 409A shall be treated as separate payments for purposes of Section 409A. Furthermore, to the extent any other payments of money or other benefits due to you could cause the application of an additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A.

19.	In addition, any payment or benefit that is due or commences upon a termination of your employment that represents a “deferral of compensation” within the meaning of Section 409A shall be paid, commenced to be paid or provided to you only upon a “separation from service” as defined in Treas. Reg. § 1.409A-1(h).

20.	To the extent any expense reimbursement is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except under any lifetime limit applicable to expenses for medical care), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.

21.	If the Rabbi Trust has not been established at the time of the termination of your employment, you may select an institution to serve as the trustee of the Rabbi Trust (so long as the institution is reasonably acceptable to the Company). You may negotiate such terms with the trustee as are customary for such arrangements and reasonably acceptable to the Company. The Company will bear all costs related to the establishment and operation of the Rabbi Trust, including your attorney’s fees. It is understood that the Rabbi Trust may also be used for similar arrangements with other executives of the Company.

22.	The Company will not take any action that would expose any payment or benefit to you to the additional tax of Section 409A, unless (i) the Company is obligated to take the action under agreement, plan or arrangement to which you are a party, (ii) you request the action, (iii) the Company advises you in writing that the action may result in the imposition of the additional tax and (iv) you subsequently request the action in a writing that acknowledges you will be responsible for any effect of the action under Section 409A. The Company will hold you harmless for any action it may take in violation of this Paragraph 22, including any attorney’s fees you may incur in enforcing your rights.

23.	It is our intention that the benefits and rights to which you could become entitled in connection with termination of employment comply with Section 409A. If you or the Company believes, at any time, that any of such benefit or right does not comply, it will promptly advise the other and will negotiate reasonably and in good faith to amend the terms of such arrangement such that it complies (with the most limited possible economic effect on you and on the Company).

24.	You acknowledge that the Company has no liability to you with respect to any cash payable pursuant to the outstanding long-term cash and equity awards that were granted to you under the plans of Cablevision prior to the Effective Date, and you agree that you will not assert any such liability against the Company.

25.	This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by your legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

26.	To the extent permitted by law, you and the Company waive any and all rights to the jury trial with respect to any controversy or claim between you and the Company arising out of or relating to or concerning this Agreement (including the covenants contained in Annex B) or any aspect of your employment with the Company or the termination of that employment (each an “Employment Matter”).

27.	This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that state.

28.	Both the Company and you hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and each of us hereby waives, and agrees not to assert, as a defense that either of us, as appropriate, is not subject thereto or that the venue thereof may not be appropriate. We each hereby agree that mailing of process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof.

29.	This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. From and after the Effective Date, this Agreement shall supersede any prior agreements, arrangements, understandings and communications between the parties dealing with such subject matter hereof, whether oral or written.

30.	Certain capitalized terms used herein have the meanings set forth in Annex A hereto.

31.	This Agreement shall automatically expire and be of no further effect as of the Scheduled Expiration Date; provided, however, Paragraphs 2 and 10 through, and including, 31 shall survive the termination or expiration of this Agreement and shall be binding on you and the Company.

MADISON SQUARE GARDEN, INC.

/s/ James L. Dolan By: James L. Dolan
Title: Executive Chairman

Accepted and Agreed:

/s/ Hank Ratner Hank Ratner

ANNEX A
DEFINITIONS ANNEX
(This Annex constitutes part of the Agreement)
“Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of Nolo Contendere, or imposition of unadjudicated probation for any crime involving moral turpitude or felony.
“Change in Control” means the acquisition, in a transaction or a series of related transactions, by any person or group, other than Charles F. Dolan or members of the immediate family of Charles F. Dolan or trusts for the benefit of Charles F. Dolan or his immediate family (or an entity or entities controlled by any of them) or any employee benefit plan sponsored or maintained by the Company, of the power to direct the management of the Company or substantially all its assets (as constituted immediately prior to such transaction or transactions).
“Effective Date” means the date on which the spinoff of Madison Square Garden, Inc. from Cablevision Systems Corporation is consummated.
Termination for “Good Reason” means that (1) without your consent, (A) your base salary or bonus target as an employee is reduced, (B) the Company requires that your principal office be located outside of Nassau County or Manhattan, (C) the Company materially breaches its obligations to you under this Agreement, (D) you are no longer the President and Chief Executive Officer of the Company, (E) you report directly to someone other than the Chairman (or the Executive Chairman), or (F) your responsibilities are materially diminished, (2) you have given the Company written notice, referring specifically to this definition, that you do not consent to such action, (3) the Company has not corrected such action within 15 days of receiving such notice, and (4) you voluntarily terminate your employment within 90 days following the happening of the action described in subsection (1) above.
“Mutual Consent” means you and the Company mutually agree in writing to terminate your employment with the Company and that such termination of employment shall not constitute a termination by the Company with or without Cause or by you with or without Good Reason.

ANNEX B
ADDITIONAL COVENANTS
(This Annex constitutes part of the Agreement)
You agree to comply with the following covenants in addition to those set forth in the Agreement.
1. CONFIDENTIALITY
You agree to retain in strict confidence and not divulge, disseminate, copy or disclose to any third party any Confidential Information, other than for legitimate business purposes of the Company and its subsidiaries. As used herein, “Confidential Information” means any non-public information that is material or of a confidential, proprietary, commercially sensitive or personal nature of, or regarding, the Company or any of its subsidiaries or any current or former director, officer or member of senior management of any of the foregoing (collectively “Covered Parties”). The term Confidential Information includes information in written, digital, oral or any other format and includes, but is not limited to (i) information designated or treated as confidential; (ii) budgets, plans, forecasts or other financial or accounting data; (iii) subscriber, customer, guest, fan, vendor or shareholder lists or data; (iv) technical or strategic information regarding the Covered Parties’ programming, advertising, sports, entertainment, theatrical or other businesses; (v) advertising, business, sales or marketing tactics and strategies; (vi) policies, practices, procedures or techniques; (vii) trade secrets or other intellectual property; (vii) information, theories or strategies relating to litigation, arbitration, mediation, investigations or matters relating to governmental authorities; (vii) terms of agreements with third parties and third party trade secrets; (viii) information regarding employees, players, coaches, agents, consultants, advisors or representatives, including their compensation or other human resources policies and procedures; and (ix) any other information the disclosure of which may have an adverse effect on the Covered Parties’ business reputation, operations or competitive position, reputation or standing in the community.
If disclosed, Confidential Information or Other Information could have an adverse effect on the Company’s standing in the community, its business reputation, operations or competitive position or the standing, reputation, operations or competitive position of any of its affiliates (other than Cablevision or its subsidiaries) subsidiaries, officers, directors, employees, teams, players, coaches, consultants or agents or any of the Covered Parties.
Notwithstanding the foregoing, the obligations of this section, other than with respect to subscriber information, shall not apply to Confidential Information which is:
a) already in the public domain;
b) disclosed to you by a third party with the right to disclose it in good faith; or
c) specifically exempted in writing by the Company from the applicability of this Agreement.
Notwithstanding anything elsewhere in this Agreement, you are authorized to make any disclosure required of you by any federal, state and local laws or judicial, arbitral or governmental agency proceedings, after providing the Company with prior written notice and an opportunity to respond prior to such disclosure. In addition, this Agreement in no way restricts or prevents you from providing truthful testimony concerning the Company to judicial, administrative, regulatory or other governmental authorities.
2. Non-Compete
You acknowledge that due to your executive position in the Company and your knowledge of the Company’s confidential and proprietary information, your employment or affiliation with certain entities would be detrimental to the Company. You agree that, without the prior written consent of the Company, you will not represent, become employed by, consult to, advise in any manner or have any material interest in any business directly or indirectly in any Competitive Entity (as defined below). A “Competitive Entity” shall mean (1) any person or entity (other than Cablevision and its subsidiaries) that (i) owns or operates a professional sports team in the New York City metropolitan area, (ii) creates, produces or presents live sporting events or live entertainment in any metropolitan area in which the Company or any of its subsidiaries owns, operates, or has exclusive booking rights to a venue, (iii) owns or operates any New York metropolitan area regional programming network, (iv) owns or operates a programming network in the United States that focuses on music, or (v) directly competes with any other business of the Company or one of its subsidiaries that produced greater than 10% of the Company’s revenues in the calendar year immediately preceding the year in which the determination is made, or (2) any trade or professional association representing any of the companies covered by this paragraph. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not be a violation of this paragraph. This agreement not to compete will expire upon the first anniversary of the date of your termination of employment with the Company.
3. Additional Understandings
You agree, for yourself and others acting on your behalf, that you (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the Company or any of its incumbent or former officers, directors, agents, consultants, employees, successors and assigns or any of the Covered Parties.
In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics and other technical, business, financial, advertising, sales, marketing, customer or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.
4. Further Cooperation
Following the date of termination of your employment with the Company (the “Expiration Date”), you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the

Company in connection with any matter with which you were involved prior to the Expiration Date, or in any litigation or administrative proceedings or appeals (including any preparation therefore) where the Company believes that your personal knowledge, attendance and participation could be beneficial to the Company. This cooperation includes, without limitation, participation on behalf of the Company in any litigation or administrative proceeding brought by any former or existing Company employees, teams, players, coaches, guests, representatives, agents or vendors. The Company will pay you for your services rendered under this provision at the rate of $6,800 per day for each day or part thereof, within 30 days of approved invoice therefore.
Unless the Company determines in good faith that you have committed any malfeasance during your employment by the Company, the Company agrees that its corporate officers and directors, employees in its public relations department or third party public relations representatives retained by the Company will not disparage you or make negative statements in the press or other media which are damaging to your business or personal reputation. In the event that the Company so disparages you or makes such negative statements, then notwithstanding the “Additional Understandings” provision to the contrary, you may make a proportional response thereto.
The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of such expense before you incur the same.
5. Non-Hire or Solicit
You agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any then current employee of the Company, or any of its subsidiaries or affiliates (other than Cablevision and its subsidiaries), until the first anniversary of the date of your termination of employment with the Company. This restriction does not apply to any employee who was discharged by the Company. In addition, this restriction will not prevent you from providing references.
6. Acknowledgements.
You acknowledge that the restrictions contained in this Annex B, in light of the nature of the Company’s business and your position and responsibilities, are reasonable and necessary to protect the legitimate interests of the Company. You acknowledge that the Company has no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach the provisions of this Annex B, and therefore agree that the Company shall be entitled to injunctive relief, to prevent any breach or threatened breach of any of those provisions and to specific performance of the terms of each of such provisions in addition to any other legal or equitable remedy it may have. You further agree that you will not, in any equity proceeding relating to the enforcement of the provisions of this Annex B, raise the defense that the Company has an adequate remedy at law. Nothing in this Annex B shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have or any other rights that it may have under any other agreement. If it is determined that any of the provisions of this Annex B or any part thereof, is unenforceable because of the duration or scope (geographic or otherwise) of such provision, it is the intention of the parties that the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.
7. Surviving.
The provisions of this Annex B shall survive any termination of your employment by the Company or the expiration of the Agreement.

Annex C
PERFORMANCE OBJECTIVES
(This Annex constitutes part of the Agreement)
One-Time Special Award of Restricted Stock
Performance Objectives
The performance objective for the One Time Special Award of Restricted Stock is Business Unit AOCF (excludes corporate and LTIP) for any of calendar year 2010, 2011 or 2012 of at least 90% of Business Unit AOCF (excludes corporate and LTIP) for calendar year 2009 (the “Base Year”).
Business Unit AOCF will be based on actual financial performance, modified to neutralize the impact of the following items in both the measured year and the Base Year, in each case to the extent not already contemplated by the 2010 Budget and Plan, as approved in December 2009:
a)	acquisitions of businesses (including costs for acquisitions that are not completed, if any);

b)	dispositions of businesses or discontinued businesses, in each case in a manner that neutralizes the impact of the associated effects on corporate or other expenses that otherwise would have been allocated to such businesses;

c)	changes in GAAP or in the application of GAAP different from what was assumed in the budget, provided that adjustments will be made only for any such individual to the extent the change results in a positive or negative variance greater than $5 million;

d)	acts of God, terrorism or vandalism;

e)	any strike, lock-out or other work-stoppage or similar action

f)	a change in timing of the planned renovation of the MSG arena;

g)	disputes under or a termination of any affiliation agreement; and

h)	charges incurred for career or season ending injuries of players or for waivers or terminations of players or team personnel.